UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

NORDIC AMERICAN OFFSHORE LTD
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

G65772108
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		MAGNUS ROTH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		SWEDISH
NUMBER OF SHARES	5	SOLE VOTING POWER	7,116,248
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER	7,116,248
PERSON WITH:	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		7,116,248
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		11.5%*
12	TYPE OF REPORTING PERSON		IN

 *Percentage of class calculation is based on 61,986,847 Common Shares, the Issuer's outstanding share amount as reported in the press release distributed by the Issuer on November 10, 2017 entitled Nordic American Offshore Ltd. (NYSE:NAO) – 3Q2017 Dividend and Earnings Report.

Item 1(a).	Name of Issuer:

This statement on Schedule 13G ("Schedule 13G") is being filed by the undersigned with respect to the common shares, par value $0.01 per share (the "Common Shares") of Nordic American Offshore Ltd., incorporated under the laws of Bermuda (the "Issuer).

Item 1(b).	Address of Issuer's Principal Executive Offices:
The Issuer was incorporated in Bermuda. The address of the principal executive office of the Issuer is c/o Scandic American Shipping LTD., Canon's Court, 22 Victoria Street, Hamilton HM EX, Bermuda.

Item 2(a).	Name of Person Filing:
The name of the reporting person is Magnus Roth ("Mr. Roth") (the "Reporting Person").

Item 2(b).	Address of Principal Business Office or, if None, Residence:
Via Sole 24, CH-6977 Ruvigliana, Switzerland

Item 2(c).	Citizenship:
Sweden

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share ( the "Shares")

Item 2(e).	CUSIP Number:
G65772108

Item 3.	If this Statement is Filed Pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c);
This Item 3 is not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)(b)	Amount beneficially owned and percent of Class:

Mr. Roth may be deemed the beneficial owner of 7,116,248 Shares, which constitutes approximately 11.5 % of the total number of Shares outstanding.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote
7,116,248

	(ii)	Shared power to vote or to direct the vote
0

	(iii)	Sole power to dispose or to direct the disposition of
7,116,248

	(iv)	Shared power to dispose or to direct the disposition of
0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.
This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.
This Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: February 8, 2018
By: Magnus Roth

/s/ Magnus Roth

 * Attention.  International misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).